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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:    Date examination completed:

               811-3956                        November 17, 2006

2. State identification Number:

AL       AK       AZ       AR       CA      CO
CT       DE       DC       FL       GA      HI
ID       IL       IN       IA       KS      KY
LA       ME       MD       MA       MI      MN
MS       MO       MT       NE       NV      NH
NJ       NM       NY       NC       ND      OH
OK       OR       PA       RI       SC      SD
TN       TX       UT       VT       VA      WA
WV       WI       WY       PUERTO RICO

Other  (specify):

3. Exact name of investment company as specified in registration statement:

     RiverSource Strategy Series, Inc.

4. Address of principal executive office (number,street,city,state,zip code):

     50606 Ameriprise Financial Center, Minneapolis, MN 55474


        THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

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           REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
RiverSource Strategy Series, Inc.:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that RiverSource Equity Value Fund, RiverSource Small Cap Advantage Fund and RiverSource Small Cap Growth of RiverSource Strategy Series, Inc. (the Funds) complied with the provisions of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of August 31, 2006 and during the period from May 31, 2006 (the date of our last examination) through August 31, 2006. Management is responsible for the Funds' compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2006 and the period from May 31, 2006 through August 31, 2006, with respect to securities transactions:

o Count and inspection of all securities located in the vault, if any, of Ameriprise Trust Company, the Custodian, without prior notice to management;

o Confirmation of all securities, if any, held by institutions in book entry form (Wells Fargo Bank Minnesota, N.A., The Bank of New York, and The Depository Trust Company);

o Confirmation or examination of underlying documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

o Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

o Test of selected security transactions since the date of our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.
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In our opinion, management's assertion that the Funds were in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2006 and for the period from May 31, 2006 through August 31, 2006 is fairly stated in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and should not be used for any other purpose and is not intended to be and should not be used by anyone other than these specified parties.

                                                             /s/ KPMG LLP
                                                             ------------
                                                                 KPMG LLP

Minneapolis, MN
November 17, 2006

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           MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
              PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of RiverSource Equity Value Fund, RiverSource Small Cap Advantage Fund and RiverSource Small Cap Growth of RiverSource Strategy Series, Inc. (the Funds) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2006 and from May 31, 2006 through August 31, 2006.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2006 and from May 31, 2006 through August 31, 2006, with respect to securities reflected in the investment account of the Funds.

AMERIPRISE FINANCIAL, INC.

By: /s/ Jeffrey P. Fox
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        Jeffrey P. Fox, Vice President-Investment Accounting